

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
HOURLY 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

PDXDOCS:1553859.2

Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Independent Auditors' Report

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Louisiana-Pacific Retirement
Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash	$ -	$ 3,922
Investments — at fair value:		
Common trust fund	10,407,780	9,956,212
Louisiana-Pacific Corporation common stock	28,090,758	42,056,641
Mutual funds	57,932,577	45,572,376
Total investments	96,431,115	97,585,229
Contribution receivable	1,691,686	2,269,688
Total assets	98,122,801	99,858,839
LIABILITIES — Administrative expenses payable	49,444	63,887
Net assets available for benefits at fair value	98,073,357	99,794,952
Adjustment from fair value to contract value for fully benefit - responsive investment contracts	89,223	83,779
NET ASSETS AVAILABLE FOR BENEFITS	$98,162,580	$99,878,731

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Dividend income	$ 3,769,256	$ 2,683,378
Net appreciation (depreciation) in fair value of investments (includes realized gains and losses)	(3,695,270)	2,093,251
Total investment income	73,986	4,776,629
Employer contributions	3,956,571	4,395,583
Employee contributions	3,222,927	3,612,339
Total additions	7,253,484	12,784,551
DEDUCTIONS:		
Administrative expenses	217,988	278,117
Distributions to participants	8,751,647	12,879,844
Total deductions	8,969,635	13,157,961
NET DECREASE	(1,716,151)	(373,410)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	99,878,731	99,997,586
TRANSFER FROM THE LP WOODLAND 401(K) PLAN FOR BARGAINING EMPLOYEES (Note 6)	-	254,555
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$98,162,580	$99,878,731

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General — The Plan is a defined contribution and profit sharing plan covering all hourly employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of a minimum of three members appointed by LP.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit IRAs.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $15,000 and $14,000 for 2006 and 2005, respectively. Participants over 50 years of age may contribute an additional $5,000 and $4,000 for 2006 and 2005, respectively, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. In 2006 and 2005, LP made a discretionary profit sharing contribution of 2% and 3% of eligible compensation. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Vesting of Benefits — Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions in the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)

- Death

- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust ("ESOT") — see below)

- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002.

Distribution of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment.

If the participant has an account balance less than $1,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted. If account balance is more than $1,000, participants can elect to take their balance in one lump-sum distribution or they may elect installment payments or a partial distribution.

Loans to Participants — Prior to January 1, 2007, loans to participants were not permitted under the Plan. Effective January 1, 2007, the Plan was amended to allow participant loans.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeitures — Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed for the plan year. In 2006 and 2005, the amounts forfeited were $353,899 and $472,612, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition — The carrying amounts of cash and contribution receivable approximate fair value due to the maturity of the instruments.

The Plan's investments in common trust funds are valued based on the fair values of the underlying investments, which are based on quoted market prices.

The Plan's investments in mutual funds and LP common stock are valued at fair value, which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments — Benefit payments are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Standard — Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* with respect to fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Fund (the Fund), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005 for comparative purposes.

3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2006 and 2005, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. INVESTMENTS

Assets held by the Plan that represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005 are as follows:

	2006	2005
Louisiana-Pacific Corporation Common Stock	$28,090,758	$42,056,641
T. Rowe Price Balanced Fund	9,155,242	8,185,671
T. Rowe Price Growth Stock Fund	10,567,980	9,630,437
T. Rowe Price Stable Value Fund	10,407,780	9,956,212
T. Rowe Price 2030 Retirement Fund	6,359,896	N/A
T. Rowe Price 2020 Retirement Fund	5,753,439	N/A

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

6. RELATED-PARTY TRANSACTIONS

As of December 31, 2006 and 2005, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Associates, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

On April 15, 2005, LP closed the Woodland, Maine mill. Subsequent to the closure of the mill, LP elected on May 9, 2005 to terminate the LP Woodland 401(k) Plan for Bargaining Employees (the "Woodland Plan") and merge that plan's assets into the Plan. All assets held by the Woodland Plan and the participants of that plan were fully vested. Prior to the transfer of the Woodland Plan plan assets, the participants of that plan could take distributions under the terms of that plan. The termination and merger of the Woodland Plan was completed on November 11, 2005 and is reflected in the statements of changes in net assets available for benefits.

7. TAX STATUS

The Internal Revenue Service has determined and informed LP, by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated in value for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Investments — at fair value:		
Mutual funds	$ 4,680,936	$ 1,347,866
Common stocks	(8,376,206)	745,385
Net change in fair value	$ (3,695,270)	$ 2,093,251

9. CONCENTRATION OF RISK

The Plan invests in various securities, including mutual funds, common stock, and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits per the financial statements	$ 98,162,580
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(89,223)
Net assets available for benefits per the Form 5500	$ 98,073,357

The following is a reconciliation of net depreciation in fair value of investments (includes realized gains and losses) for the year ended December 31, 2006 to Form 5500:

Net depreciation in fair value of investments per financial statements	$ (3,695,270)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(89,223)
Net depreciation in fair value of investments per Form 5500	$ (3,784,493)

* * * * * *

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	(f) Current Value
*	T. Rowe Price Stable Value Fund	Common Trust Fund	10,497,003	(1)	$ 10,407,780
	Batterymarch Small Cap Equity Fund	Mutual Fund	260,014	(1)	2,862,751
	Julius Baer International Equity	Mutual Fund	95,025	(1)	4,012,892
	PIMCO Total Return Fund Institutional Class	Mutual Fund	342,908	(1)	3,559,382
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	102,926	(1)	2,616,388
*	T. Rowe Price Balanced Fund	Mutual Fund	430,025	(1)	9,155,242
*	T. Rowe Price Equity Income Fund	Mutual Fund	22,030	(1)	650,973
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	118,848	(1)	4,520,987
*	T. Rowe Price Growth Stock Fund	Mutual Fund	334,113	(1)	10,567,980
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	21,359	(1)	1,146,789
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	171,324	(1)	2,718,908
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	331,610	(1)	5,753,439
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	342,114	(1)	6,359,896
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	189,030	(1)	3,544,315
*	T. Rowe Price Retirement Income Fund	Mutual Fund	35,235	(1)	462,635
*	Louisiana-Pacific Corporation	Common Stock	1,304,726	(1)	28,090,758
					$96,431,115

* Party-in-interest

(1) Cost is not required, as investments are participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: 
Jeffrey Poloway, Member

Dated: June 26, 2007

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110243 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 26, 2007, appearing in the Annual Report on Form 11-K of Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Portland, Oregon
June 26, 2007

END